EXHIBIT 99.E

                   H.J. HEINZ III DESCENDANTS' TRUST (NO. 1)

 Set forth below are the names, residence or business addresses and present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, in each case with respect to each trustee of the Descendants' Trust (other than the name, such information is provided below only if it does not appear elsewhere herein):

Teresa Heinz

Mellon Bank, N.A.

Dolores Senanis

    Set forth below is the beneficial ownership of shares of Common Stock of each of the trustees of the Descendants' Trust, unless such information appears elsewhere herein, in addition to their respective shared voting power and shared dispositive power with respect to shares of Common Stock of the Descendants'
Trust:

    Ms. Dolores Senanis has shared voting and dispositive power with respect to 365,137 shares of Common Stock as co-executor of the Estate (0.2% of the outstanding Common Stock); has shared voting and dispositive power with respect to 535,827 shares of Common Stock held in thirteen trusts (0.2% of the outstanding Common Stock); and has sole voting and dispositive power with respect to 1,550 shares of Common Stock (less than 0.1% of the outstanding Common Stock).

    No trustee has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement except for Mellon Bank, N.A. (see Exhibit D hereof).

    The shares of Common Stock held by the trustees are held by them for the benefit of beneficiaries of the members of the Group which persons in some cases, have the right to receive dividends on, or the proceeds from the disposition of, the Common Stock so held. No person has the right to receive dividends or proceeds from 5% or more of the outstanding Common Stock held by such trustees except for Mellon Bank, N.A. (see Exhibit D hereof).

                              Page 23 of 53 Pages